CUSIP No. 268664109	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

EMC INSURANCE GROUP INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

268664109
(CUSIP Number)

Todd A. Strother
Senior Vice President-Chief Legal Officer
Employers Mutual Casualty Company
717 Mulberry Street
Des Moines, Iowa 50309
(515) 345-7316
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with a copy to-

Steven R. Barth Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5662

November 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

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1	NAME OF REPORTING PERSON Employers Mutual Casualty Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,771,778
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,771,778
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,771,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 268664109	Page 3 of 7

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $1.00 par value (the “Common Stock”), of EMC Insurance Group Inc., an Iowa corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 717 Mulberry Street, Des Moines, Iowa 50309.  As of the date of this Schedule 13D, the Reporting Person (as defined below) held in the aggregate 11,771,778 shares of Common Stock of the Issuer, which represents 54.5% of the Issuer’s outstanding Common Stock.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Employers Mutual Casualty Company (“EMCC” or the “Reporting Person”).

(b)-(c)	The principal business address of EMCC is 717 Mulberry Street, Des Moines, Iowa 50309.

The principal business of EMCC is a multiple-line property and casualty insurance company organized as an Iowa mutual insurance company and licensed in all 50 states and the District of Columbia.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Reporting Person were acquired from the Issuer at the time of its formation by the Reporting Person and thereafter from time to time through purchases made through the Issuer’s dividend reinvestment and common stock purchase plan and the Reporting Person’s stock purchase program.

The Reporting Person estimates the aggregate consideration that would be required to acquire the shares of Common Stock in the Proposal described and defined in Item 4 would be approximately $295.2 million (not including the impact of any outstanding equity awards).  The shares of Common Stock that would be acquired by the Reporting Person in connection with the Proposal are currently expected to be purchased with a combination of the Reporting Person’s existing cash and credit resources, which may include the issuance of surplus notes and/or a loan from the Federal Home Loan Bank.

Item 4.	Purpose of Transaction

On November 15, 2018, the Reporting Person sent a non-binding proposal to the Board of Directors of the Issuer stating that the Reporting Person proposes to acquire all of the outstanding shares of Common Stock that the Reporting Person does not currently own for $30 per share in cash (the “Proposal”), and on November 16, 2018, the Reporting Person issued a related press release publicly disclosing the Proposal. A copy of the Proposal and press release are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference into this Item 4.

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The Reporting Person indicated in the Proposal that it expects that a special committee consisting of independent members of the Board of Directors of the Issuer will be formed to consider the Proposal, and that such special committee would be fully empowered to act on behalf, and in the best interests, of the Issuer and its public shareholders, as well as retain its own independent legal and financial advisors to assist the special committee in its review of the Proposal. The Reporting Person also stated in the Proposal that it will not proceed with the Proposal unless it is approved by the Issuer’s special committee.

In addition, the Reporting Person’s Proposal will be subject to a non-waivable condition requiring approval of the Proposal by a majority of the shares of Common Stock not owned by the Reporting Person and the Reporting Person’s directors or executive officers.

The Proposal may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the shares of Common Stock from Nasdaq and the shares of Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

No assurances can be given that the Proposal will be consummated. The Reporting Person reserves the right to modify or withdraw the Proposal at any time and in any manner, and the Proposal provides that no legally binding obligation with respect to the Proposal or the proposed transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation.

Other than as set forth above or in the Proposal or in the Issuer’s periodic reports filed with the Securities and Exchange Commission, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person will, however, continue to review its investment in the Issuer and, depending upon market conditions and other factors that the Reporting Person deems material, the Reporting Person reserves the right to formulate plans or make proposals, and to take any actions with respect to its investment in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

The summary above is qualified in its entirety by reference to the Proposal attached as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Person held in the aggregate 11,771,778 shares of Common Stock of the Issuer, which represents 54.5% of the outstanding Common Stock.  The percentages used in this Schedule 13D are calculated based upon 21,611,374 outstanding shares of Common Stock as of October 31, 2018 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

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As of the date of this Schedule 13D, certain executive officers and directors of the Reporting Person beneficially owned shares of Common Stock of the Issuer as follows:

Holder	Position	Number of Shares
David J.W. Proctor	Chairman of the Board	2,700
Thomas W. Booth	Director	5,064
Matthew D. Griffin	Director	0
Steven G. Jacobs	Director	10,755
Ronald W. Jean	Director	86,329
Bruce G. Kelley	Director, President and Chief Executive Officer	299,543 (which includes 26,741 shares issuable under options)
Richard Koch, Jr.	Director	23,243
J. Thomas Lockhart	Director	3,500
Mary O’Gorman Murray	Director	3,600
David S. Ziegler	Director	900
Dan D. Aksamit	Senior Vice President-Chief Risk Officer	1,550
Ian C. Asplund	Senior Vice President-Chief Analytics Officer	9,780 (which includes 2,700 shares issuable under options)
Daniel C. Crew	Senior Vice President-Chief Underwriting Officer	11,367 (which includes 3,813 shares issuable under options)
Bradley J. Fredericks	Senior Vice President-Chief Investment Officer	4,195 (which includes 225 shares issuable under options)
Lisa L. Hamilton	Senior Vice President-Chief Brand Officer	8,767 (which includes 5,064 shares issuable under options)
Rodney D. Hanson	Senior Vice President-Chief Information Technology Officer	17,729 (which includes 2,500 shares issuable under options)
Scott R. Jean	Executive Vice President-Finance & Strategy	20,286 (which includes 1,350 shares issuable under options)
Meyer T. Lehman	Senior Vice President-Chief Actuarial Officer	772
Robert L. Link	Senior Vice President-Chief Administrative Officer and Corporate Secretary	29,651 (which includes 20,250 shares issuable under options)
Mick A. Lovell	Executive Vice President- Operations	21,692 (which includes 13,162 shares issuable under options)
Elizabeth A. Nigut	Senior Vice President-Chief Human Resources Officer	13,766 (which includes 10,550 shares issuable under options)
Larry W. Phillips	Senior Vice President-Chief Field Officer	5,067
Mark E. Reese	Senior Vice President and Chief Financial Officer	33,112 (which includes 12,750 shares issuable under options)
Lisa A. Simonetta	Senior Vice President-Chief Claims Officer	12,179 (which includes 4,950 shares issuable under options)
Sanjeev K. Singh	Senior Vice President-Chief Information Officer	0
Todd A. Strother	Senior Vice President-Chief Legal Officer	253

CUSIP No. 268664109	Page 6 of 7

(c)            As of the date of this Schedule 13D, and within the past 60 days, to the best of the Reporting Person’s knowledge and belief, no transactions involving Common Stock of the Issuer had been engaged in by the Reporting Person or by the Reporting Person’s directors or executive officers, other than as set forth below:

Holder	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Daniel C. Crew	September 30, 2018	64.158	$20.90	Employee Stock Purchase Plan
Elizabeth A. Nigut	September 30, 2018	58.7957	$20.90	Employee Stock Purchase Plan

(d)            None.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, other than as disclosed in this Schedule 13D and the Issuer’s periodic reports filed with the Securities and Exchange Commission.

Item 7.	Material to be Filed as Exhibits

99.1            Proposal Letter, dated November 15, 2018.

99.2            Press Release, dated November 16, 2018.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated November 16, 2018

EMPLOYERS MUTUAL CASUALTY COMPANY

By: /s/ David J.W. Proctor, J.D.
Name: David J.W. Proctor, J.D.
Title: Chairman of the Board of Directors